FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2014

SANTANDER UK PLC

(Translation of registrant's name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NOS. 333-190509 AND 333-190509-01) OF SANTANDER UK PLC AND ABBEY NATIONAL TREASURY SERVICES PLC.

10 September 2014

SANTANDER UK PLC

BOARD CHANGES

Further to the Banco Santander, S.A. announcement made earlier today concerning Ana Botín’s appointment as Group Executive Chairman with immediate effect, Santander UK confirms that its Board will meet next week as part of an orderly process to identify a new CEO. During this transition phase, as Deputy CEO, Nathan Bostock will be responsible for ensuring continuity in all operations and strategy.

A further announcement will be made in due course.

- Ends -

For further details, please contact:

Jennifer Scardino	(Director of Corporate Affairs and Marketing)	020 7756 4886
James S. Johnson	(Head of Investor Relations)	020 7756 5014
For more information contact:	ir@santander.co.uk

Additional information about Santander UK and Banco Santander

Banco Santander, S.A. (SAN.MC, STD.N, BNC.LN) is a retail and commercial bank, based in Spain, with a presence in 10 main markets. Banco Santander, S.A. is the largest bank in the euro zone by market capitalization. Founded in 1857, Banco Santander, S.A. had EUR 1.24 trillion in managed funds, 103 million customers, 13,927 branches – more than any other international bank – and 182,958 employees at the close of 2013. It is the largest financial group in Spain and Latin America. It also has significant positions in the United Kingdom, Portugal, Germany, Poland and the northeast United States of America. Banco Santander, S.A. registered EUR 4.37 billion in attributable profit in 2013, an increase of 90% from the previous year.

Santander UK is a leading financial services provider in the UK and offers a wide range of personal and commercial financial products and services. At 30 June 2014, Santander UK serves more than 14 million active customers with c. 20,000 employees and through almost 1,000 branches and 52 regional Corporate Business Centres.

Banco Santander, S.A. has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK continues to have its preference shares listed on the London Stock Exchange.

Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 10 September 2014	By / s / Jessica Petrie
(Authorized Signatory)